June 11, 2024

VIA EDGAR

Chad D. Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, DC 20549

Re: Goldman Sachs Real Estate Diversified Income Fund (811-23499) (the “Registrant”) — Review of Annual Report Disclosures

Dear Mr. Eskildsen:

This letter responds to comments you provided telephonically to Alexander C. Karampatsos and Antonio G. Fraone of Dechert LLP on Wednesday, May 15, 2024, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form N-CSR for the Registrant, relating to the fiscal year ended September 30, 2023. We have reproduced your comments below, followed by our responses.

1.

Comment: Within the “Portfolio Management Discussion and Analysis” section of the Registrant’s annual shareholder report for the fiscal year ending September 30, 2023, the discussion regarding distributions made during the reporting period notes certain dividends declared for each of the Registrant’s share classes. Given that a large portion of these distributions are a return of capital, the Registrant should not refer to these distributions as “dividends” going forward.

Response: The Registrant will incorporate this comment in future filings.

2.

Comment: In connection with the Registrant’s Financial Highlights, please revise the display of the ratio information so that Form N-2 required ratio information is displayed above the non-required ratio information.

Response: The Registrant will incorporate this comment in future filings.

*    *    *

Please do not hesitate to contact Alexander C. Karampatsos (202.261.3402) or Antonio G. Fraone (617.728.7141) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria

Joseph F. DiMaria

Treasurer, Principal Accounting Officer, and Principal Financial Officer

Goldman Sachs Real Estate Diversified Income Fund

cc:	Robert Griffith, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Alexander C. Karampatsos, Dechert LLP

Antonio G. Fraone, Dechert LLP